UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-22462
GIBRALTAR 401(k) PLAN
GIBRALTAR INDUSTRIES, INC.
(Name of Issuer of the Securities Held Pursuant to the Plan)
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 20, 2008	/s/ Timothy J. Heasley

Member, Gibraltar 401(k) Plan Committee

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006

Gibraltar 401(k) Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year, at December 31, 2007)	10-11

Exhibit
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm	12
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of the Gibraltar 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gibraltar 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2007 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ FREED MAXICK & BATTAGLIA, CPAs, P.C.
Buffalo, New York
June 19, 2008

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	December 31,
	2007	2006

Assets

Investments at fair value:
Shares of registered investment companies	$73,620,624	$71,355,073
Employer securities	2,001,999	3,415,292
Common collective trust	1,077,334	1,333,208
Cash equivalents	15,898,792	14,536,686
Loans receivable	4,015,382	3,849,625

	96,614,131	94,489,884

Receivables:
Employer contributions receivable	538,794	479,319

Net assets available for benefits at fair value	97,152,925	94,969,203

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contract	11,708	13,315

Net assets available for benefits	$97,164,633	$94,982,518

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2007 and 2006

	Year Ended December 31,
	2007	2006

Additions:
Employer contributions	$2,577,570	$2,937,599
Participant contributions	6,004,942	7,345,767
Net appreciation in fair value of investments	—	4,431,734
Interest and other income	6,384,560	4,814,010

Total additions	14,967,072	19,529,110

Deductions:
Benefits paid to participants	(11,718,185)	(16,591,369)
Net depreciation in fair value of investments	(1,167,331)	—
Plan expenses	(36,222)	(33,075)

Total deductions	(12,921,738)	(16,624,444)

Increase in net assets available for benefits, prior to mergers	2,045,334	2,904,666

Transfer of net assets available for benefits from mergers	136,781	25,494,102

Net increase	2,182,115	28,398,768

Net assets available for benefits:

Beginning of year	$94,982,518	$66,583,750

End of year	$97,164,633	$94,982,518

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements

1. Description of Plan
The following is a brief description of the Gibraltar 401(k) Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries. The Company is the Plan Administrator, through its Pension Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended.
All employees of the Company, and those affiliates of the Company which have adopted the Gibraltar 401(k) Plan (the Plan), are eligible to participate in the Plan following the completion of six months of participation service, except for those employees covered under collective bargaining agreements who are not eligible for participation in the Plan.
The Dramex International, Inc. 401(K) Retirement Plan was merged into the Plan effective August 31, 2007. The total fair market value of the net assets transferred into the Plan as a result of this merger was $136,781.
The AMICO Profit Sharing and 401(k) Plan was merged into the Plan effective March 1, 2006. The total fair market value of the net assets transferred into the Plan as a result of this merger was $25,494,102.
Participant Contributions
Participants may contribute up to 100% (6% for highly compensated employees) of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $15,500 for 2007 and $15,000 for 2006, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $20,500 for 2007 and $20,000 for 2006.
Employer Contribution
The Company matches contributions to the Plan equal to 50% of the first 6% of the participant’s elective deferral at the time of salary reduction.

Gibraltar 401(k) Plan
Notes to Financial Statements

Administration
On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets at December 31, 2007 and 2006. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and nonforfeitable.
All active participants are 100% vested in employer contributions.
Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum, over a fixed number of years or by the purchase of an annuity contract from an insurance company.
Participant Loans
Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Loan terms shall not exceed 5 years, except for a maximum of 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the loan. Participant notes are valued at cost, which approximates fair value at the statement of net assets available for benefits dates.

Gibraltar 401(k) Plan
Notes to Financial Statements

Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company or the Plan. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Loan origination fees and annual maintenance fees for each loan are also borne by the participant.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the investment in the collective trust adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and

Gibraltar 401(k) Plan
Notes to Financial Statements

assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investments and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.
The Plan’s investments are valued at their fair value, based on quoted prices in an active market for the underlying investments. Shares of registered investment companies are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year end. Participant loans are valued at their outstanding balances which approximate fair value. Cash and cash equivalents include amounts to be used to pay the liability for investments purchased but not settled at year end. The plan’s interest in the collective trust is valued at fair value based on information reported by the investment advisor using the audited statements of the collective trust. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The information on investments has been derived from reports received from the Plan’s Trustees.
Realized gains and losses are determined based on average costs. Investment income is determined separately for each participant account.
The net (depreciation) appreciation in fair value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. During 2007 and 2006, the Plan’s investments appreciated or (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2007	2006
Shares of Registered Investment Companies	$(119,264)	$4,286,617
Common Stock	(1,048,067)	145,117

Total	($1,167,331)	$4,431,734

Gibraltar 401(k) Plan
Notes to Financial Statements

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006
Fidelity Retirement Money Market	$15,301,941	$14,535,552
Fidelity Capital Appreciation Fund	9,951,585	10,104,386
Fidelity Diversified International Fund	8,901,195	8,123,726
TCW Dividend Focused Fund Class I	6,124,964	—
Fidelity Contrafund	5,756,817	* 4,577,011
Loomis Sayles Small Cap Value Institutional Class	5,288,796	—
TCW Galileo Dividend Focused Fund Class N	—	6,746,366
Fidelity Small Cap Stock Fund	—	5,770,418
*Presented for comparative purposes only
Benefits
Benefits are recorded when paid.
Recently Issued Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.” This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to generally accepted accounting principles in the United States of America from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Plan does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain measurements reported on the financial statements for a fiscal period.
3. Tax Status
In connection with the merger of the AMICO Profit Sharing and 401(k) Plan, the sale of certain assets of the Sponsors Thermal Processing Segment, and the issuance of final Treasury regulations, the Plan was amended and restated during 2006. In connection with the Plan’s amendment and restatement, on December 21, 2006, the Plan received a letter from the Internal Revenue Service dated October 10, 2007 that stated that the Plan and related Trust, as amended, were designed in accordance with the Internal Revenue Code (the Code).

Gibraltar 401(k) Plan
Notes to Financial Statements

In connection with the merger of the Dramex International, Inc. 401(K) Retirement Plan, the Plan was amended during 2007.
Although the Plan has been amended since receiving its latest determination letter, the Administrator believes that the Plan has been designed and operated in compliance with the applicable requirements of the Code.
4. Parties in Interest
At December 31, 2007 and 2006, certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, and therefore these transactions qualify as party-in-interest transactions. The Plan also invests in common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Investment income from parties-in-interest amounted to $4,612,342 and $6,382,973 for the year ended December 31, 2007 and 2006, respectively. Fees paid by the Plan amounted to $36,222 and $33,075 for the years ended December 31, 2007 and 2006, respectively.
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	2007	2006

Net assets available for plan benefits per the financial statements	$97,164,633	$94,982,518

Adjustment from fair value to contact value for fully benefit responsive investment contract	(11,708)	(13,315)

Net assets available for plan benefits per the Form 5500	$97,152,925	$94,969,203

Gibraltar 401 (k) Plan
EIN 16-0991536
Plan #007
Schedule H, Line 4i — Schedule of Assets (Held at End of Year, at December 31, 2007)

Identity of Issuer and	Current Fair
Description of Investments	Market Value
Alpine International Real Estate Equity	$13,069
American AAdvantage Large Cap Value Plan	6,046
American Beacon Small Cap Value Fund Institutional	245,419
Baron Partners Fund	7,475
Dodge & Cox Balanced Fund	4,240,120
Dodge & Cox International Stock Fund	33,187
Driehaus Emerging Markets	79,434
FBR Focus Class A	2,462,107
Fidelity Cash Reserves *	563,109
Fidelity Canada *	100,541
Fidelity Capital Appreciation Fund *	9,951,585
Fidelity China Region *	39,859
Fidelity Contrafund *	5,756,817
Fidelity Diversified International Fund *	8,901,195
Fidelity Emerging Markets *	62,203
Fidelity Europe Capital Appreciation *	8,697
Fidelity Freedom Fund 2000 *	97,102
Fidelity Freedom Fund 2005 *	55,445
Fidelity Freedom Fund 2010 *	1,406,255
Fidelity Freedom Fund 2015 *	664,935
Fidelity Freedom Fund 2020 *	4,794,477
Fidelity Freedom Fund 2025 *	460,708
Fidelity Freedom Fund 2030 *	1,470,844
Fidelity Freedom Fund 2035 *	532,371
Fidelity Freedom Fund 2040 *	647,530
Fidelity Freedom Fund 2045 *	75,134
Fidelity Freedom Fund 2050 *	44,787
Fidelity Freedom Income Fund *	75,118
Fidelity Independence *	59,283
Fidelity Int’l. Growth & Income *	65,188
Fidelity Japan *	23,035
Fidelity Latin America *	81,867
Fidelity Leveraged Company Stock *	1,842,473
Fidelity Leveraged Company Stock *	36,762
Fidelity Managed Income Portfolio *	1,077,334
Fidelity Nordic *	7,301
Fidelity Retirement Money Market *	15,301,941
Fidelity Select Brokerage & Invs. Management*	5,802
Fidelity Select Industrial Materials *	23,011

Fidelity Select Natural Gas *	27,437
Fidelity Select Natural Resources *	127,480
Fidelity Southeast Asia *	37,238
Fidelity U.S. Bond Index Fund *	2,990,843
Fidelity Value Discovery *	30,350
Gibraltar Stock Fund *	2,095,827
Hotchkis and Wiley Mid-Cap Value Fund Class I	1,561,847
Janus Overseas	137,254
Janus Strategic Value Fund	12,625
Loomis Sayles Small Cap Value Institutional Class	5,288,796
Marsico 21st Century Fund	6,003
Marsico Global Fund	10,214
Midas Fund	33,281
Munder Mid-Cap Core Growth Class Y	4,770,448
Oberweis China Opportunities Fund	141,321
Phoenix-Duff & Phelps Real Estate Securities Class A	880,372
Pimco Total Return Fund Institutional Class	2,514,100
RS Investors Fund	3,206
Spartan U.S. Equity Index Fund *	4,465,670
TCW Dividend Focused Fund Class I	6,124,964
TCW Galileo Income & Growth CL N	5,063
Turner B2B E Commercial Instl. Fidelity Fund	14,844
Participant Loans (interest rates are fixed at prime plus 1% and currently range from 5% to 11.5%) *	4,015,382

$96,614,131
* Indicates Party-in Interest to the Plan